GREENPOWER MOTOR COMPANY INC.
#240 - 209 Carrall Street
Vancouver, British Columbia V6B 2J2

Tel: (604) 563-4144

February 9, 2021

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Transportation and Leisure

100 F Street, NE

Washington, DC 20549

Re: GreenPower Motor Company, Inc. Form 20-F for the Year Ended March 31, 2020 Filed July 21, 2020 File No. 333-236252

We write in response to your letter of January 28, 2021 to Michael Sieffert, Chief Financial Officer of GreenPower Motor Company Inc. (the “Company”), with respect to Form 20-F for the year ended March 31, 2020.

Item 15. Controls and Procedures, page 92

1. Please disclose your conclusion as to whether your disclosure controls and procedures are effective or ineffective, whichever the case may be, in an amendment to your Form 20-F. See Item 15(a) of the Form 20-F

We have filed an amendment dated February 9, 2021 to Item 15. Controls and Procedures of our 20-F Annual Report for the period ended March 31, 2020 which includes a conclusion of our disclosure controls and procedures as of the end of the period covered by this 20-F Annual Report.

Item 15. Exhibits

2. Please amend your Form 20-F to provide certifications that conform to the format provided in Instruction 12 to Item 19 of the Form 20-F. Given that you are not yet required to provide management's report on internal control over financial reporting, you may omit the internal control over financial reporting language from the introductory portion of paragraph 4 as well as paragraph 4(b) of the certifications but all other paragraphs must be presented.

We have filed an amendment dated February 9, 2021 to our 20-F Annual Report for the period ended March 31, 2020, which includes the requested changes to certifications filed as Exhibits 10.26A and 10.27A.

3. It does not appear that you have filed your Section 906 certifications. SEC Release 33-8238 requires Section 906 certifications to be filed as exhibits to annual reports. As such, Please file an amendment to your Form 20-F to include Section 906 certifications.

We have filed an amendment dated February 9, 2021 to our 20-F Annual Report for the period ended March 31, 2020, which includes the requested certifications filed as Exhibits 11.1 and 11.2.

Should you have any questions, please do not hesitate to contact Fraser Atkinson or Michael Sieffert at (604) 563-4144.

Yours truly,

GREENPOWER MOTOR COMPANY INC.

/s/ Michael Sieffert
Michael Sieffert
Chief Financial Officer